Mr.John D. Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Dear Mr. Reynolds,

The purpose of this communication is to answer your recent comment letter of February 8, 2006 regarding the Form 10SB of Frezer, Inc.

Item 5. Directors, Executive Officers, Promoters and Control Persons

1.

Please ensure that you provide, for each individual, the beginning and ending dates for each business experience during the past five years.

The filing has been amended to provide that information in tabular format

Watts. PhD {37} - Director of Research and Development

2.

Please remove any disclosure regarding Philip Watts and his employment with you until you have a written or verbal agreement that he will be your employee. Also, if applicable, disclose the principal terms of the agreement, including the date his employment begins, and file as an exhibit any written agreement with him. In addition, unless he has begun his employment prior to effectiveness of the registration statement, file as an exhibit his consent to be named in the registration statement.

All references to Philip Watts  have been removed.

Geoffrey Q'Neill. PhD - President, page 5

3.

Please tell us supplementally why the article entitled "Serum G-CSF....," which you have provided supplementally, does not include Dr. O'Neil's name as a co-author. Also, tell us supplementally why two of the three articles which you have provided supplementally do not include Dr. Good's name as a co-author. Revise the disclosure, if appropriate.

The reprint of the article entitled "Serum G-CSF....," which was sent to the Commission was obtained from the Pubmed website (www.pubmed.gov) which is provided as a service of the US National Library of Medicine. Due to what we suspect is a technical error, Dr.O’Neill’s name is missing from that particular copy of the article. We have faxed to the Commission a citation obtained from Blood Journal (the publisher of the article), which lists Dr. O’Neill as a co-author.

4.

Please disclose the year of publication of each of the three articles, which primarily focused on stem cell biology. In addition, include in this section cites for the three articles and the names of all journals which published the other articles, as we requested in comment number six of our letter dated December 9,2005.

The year of publication of each of the three articles, which primarily focused on stem cell biology, cites for the three articles and the names of all journals which published the other articles have been added to the appropriate section of the Form 10SB.

Part II

Item 4. Recent Sales of Unregistered Securities

5.  Revise this section to include, separately for each of the three offerings, the disclosure which Regulation D, Rule 502(d) requires. Additionally, for each of the November 10 and. 23,2005 sales, disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available; and disclose whether or not there was general solicitation or advertising. We may have further comment.

The text of Part II, Item 4, has been revised to read as follows:

“Item 4. Recent Sales of Unregistered Securities

 1. On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its former parent company. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. The net proceeds were used for general working capital purposes.

No underwriters were retained to serve as placement agents for the sale. The shares were sold directly through the management of the Company.  No commission or other consideration was paid in connection with the sale of the shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of shares.

2. On November 10, 2005, Frezer Inc. closed (the "Closing") the sale of 1,650,000 restricted shares (the "Shares") of our common stock, par value $0.001 per share (the "Common Stock"), at an aggregate purchase price of $247,500 to two purchasers, both of whom are “accredited investors” as “accredited investor” is defined in Rule 501 of Regulation D, promulgated under the Securities Act of 1933, as amended (“Securities Act”).

The net proceeds of the sale, which were  $247,500, will be utilized for general working capital purposes. We estimate that these net proceeds will be sufficient to fulfill our capital needs through December 31, 2006.

No underwriters were retained to serve as placement agents for the sale. The Shares were sold directly through the management of the Company.  No commission or other consideration was paid in connection with the sale of the Shares. There was no advertisement or general solicitation made in connection with this Offer and Sale of Shares.

In accordance with Rule 502(d) of Regulation D:

Reasonable inquiry was made by Frezer to determine that  the purchaser is acquiring the Shares for himself;

Written disclosure was given to each purchaser prior to sale that the Shares have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the Shares stating that the Shares have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the Shares.

The offer and sale of the Shares was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the Shares, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the Shares.

3. On November 23, 2005 we closed the sale of an additional 333,333 shares of common stock (“Common Stock”) to One purchaser, who was an accredited investor.  The net proceeds of that sale, which were  $100,000, will be utilized for general working capital purposes.  We estimate that these net proceeds, along with proceeds from the aforementioned private placement will be sufficient to fulfill our capital needs through December 31, 2006 and allow further development of our business model at a modestly faster rate than previously anticipated, although no assurance can be given that it will do so.

 No underwriters were retained to serve as placement agents for the sale. The shares of Common Stock were sold directly through the management of the Company. No commission or other consideration was paid in connection with the sale of the shares of Common Stock. There was no advertisement or general solicitation made in connection with this Offer and Sale of Common Stock.

In accordance with Rule 502(d) of Regulation D:

Reasonable inquiry was made by Frezer to determine that the purchaser is acquiring the shares of Common Stock for himself;

Written disclosure was given to each purchaser prior to sale that the shares of Common Stock have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

A legend was placed on the certificate that evidences the shares of Common Stock stating that the shares of Common Stock have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the shares of Common Stock.

The offer and sale of the shares of Common Stock was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the shares of Common Stock, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the shares of Common Stock.”

Financial Statements

6.   With respect to our previous comment 12, we note your response to us and revision to "Number of Employees". We reiterate our request for you to review SAB Topic IB with respect to compensation costs borne by your former parent both before and after your spin-off. You state in your response to us that your former parent has never been obliged to compensate your employees for services rendered to you. However, per SAB Topic IB, expenses incurred on the subsidiary's behalf by its parent shall be included in its financial statements. If you believe these expenses to not be material, please revise your disclosures to state this. If the costs are material, revise your financial statements accordingly. We also requested in two previous comment letters that you disclose in the document whether the financial statements actually reflect all costs of doing business. Please make such revision.

No material expenses were incurred on behalf of Frezer by its former parent. Frezer was incorporated on May,2 2005 and was spun off to shareholders on June 15, 2005. Beginning on July1, 2005 Frezer occupied the offices of its former parent pursuant to a sublease agreement, the terms of which have been disclosed. Prior to that, Frezer was allowed access to its former parent’s phone and fax on limited occasions which resulted in costs being incurred totaling less than ten dollars.

As stated previously, no portion of any salaries paid to the former parent’s employees have been allocated to Frezer as no work was performed by them which would provide benefit to Frezer with the exception of limited activities resulting in costs relating to the incorporation of Frezer ( which have been accounted for in the financial statements). The financial statements have been revised to disclose that they actually reflect all costs of doing business.

Note 4  reads:

“NOTE 4.   TRANSACTION WITH RELATED PARTY

The Company utilizes office space and certain administrative support services provided by its parent company at no charge. These financial statements do not include allocation of indirect corporate overheads from the

Company’s parent, as the Company considers that such costs are not reasonably attributable to the business. Management believes that the allocation methodology used is reasonable, and the costs included in these financial statements reflect all costs of doing business.”

Management's Discussion and Analysis Plan of Operations- page 11

7.

On page 11 of this Form you state "we do not anticipate we will require additional funds to pay for the costs of setting up the stem cell banks facility envisions and developing the proposed product lines". On page 12, you state you expect your cash reserves will be sufficient to fund operations over the next twelve months, which appears to include such activities, hi Management's Discussion and Analysis of the Form 10-SB you state you "will require additional funds to pay for the costs of setting up the stem cell banks facility envisions and developing the proposed product lines". Please reconcile the documents to clarify these apparent inconsistencies.

The phrase  "will require additional funds to pay for the costs of setting up the stem cell banks facility envisions and developing the proposed product lines" has been removed as it is no longer applicable due to the fact that Frezer has  raised funds sufficient to pay for the costs of setting up the stem cell banks.

Additional funds will be required to implement Frezer’s marketing plan and for development of the Cryo-Chip, and such disclosure has been made in the filing.

Exhibits

8.

The third paragraph on page one of Exhibit 99-1 states that the record date of the spin-off is June 30, 2005. However, the second page of the exhibit states the record date is May 31, 2005 and the distribution date is June 15, 2005, which is consistent with the prospectus. Please advise supplementally.

A corrected version of  Exhibit 99-1 with the typographical errors corrected has been filed as Exhibit 99-1(a).

Sincerely,

Goeffrey O'Neill,

President , Frezer, Inc

1010 University Avenue Suite 40

 San Diego, CA 92103